Issued: Wednesday, 3 December 2008, London, UK and Philadelphia, PA
GlaxoSmithKline Announces Waiver of a
Condition To The Tender Offer For Genelabs
Technologies, Inc.

GlaxoSmithKline [LSE/NYSE: GSK] announced today that it is waiving a condition relating to a pending lawsuit in the previously announced tender offer to purchase all of the outstanding shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB], for $1.30 per share in cash without interest and less any required withholding taxes.
It is a condition to the completion of the tender offer that there not be any pending or threatened claim by or before any governmental entity challenging the making or consummation of the offer or contemplated merger or seeking to enjoin the offer or merger. GSK has waived this condition solely to the extent that it would not be satisfied as a result of the fact that the putative shareholder class action lawsuit, Lanre Rotimi Rollover IRA v. Genelabs Technologies, Inc., et al. is pending in the United States District Court Northern District of California, San Francisco Division. As of December 3, 2008, there was no injunction or order entered pursuant to this lawsuit, which GSK and Genelabs believe is entirely without merit. GSK has not waived any rights with respect to any other lawsuit or with respect to the entry of any injunction or order in this lawsuit.
The tender offer was commenced on November 12, 2008 and is scheduled to expire at 12:00 midnight EST on Wednesday, December 10, 2008, unless extended. The tender offer is being made pursuant to a previously announced Agreement and Plan of Merger dated October 29, 2008 among Genelabs, Gemstone Acquisition Corporation and SmithKline Beecham Corporation, a wholly-owned subsidiary of GSK.
All other terms and conditions of the tender offer remain the same, including the condition that, at the expiration of the offer, there have been validly tendered and not withdrawn that number of shares which, together with the number of shares, if any, then beneficially owned by GSK and its wholly-owned subsidiaries, constitutes at least 90 percent of the total number of the then outstanding Genelabs shares on a fully diluted basis. The terms and conditions of the tender offer are set forth in the Offer to Purchase dated November 12, 2008.
Questions and requests for assistance may be directed to the Information Agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free).
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502

	Alice Hunt	(020) 8047 5502

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	Stephen Rea	(020) 8047 5502

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	Mary Anne Rhyne	(919) 483 2839

	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564

	Sally Ferguson	(020) 8047 5543

	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

	Jen Hill	(215) 751 7002
Important information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. The solicitation and the tender offer to buy shares of Genelabs is only being made pursuant to the Offer to Purchase and related materials that GSK and Gemstone Acquisition Corporation filed with the Securities and Exchange Commission (SEC) on November 12, 2008 and as subsequently amended. Investors and security holders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Investors and security holders may obtain free copies of the materials filed with the SEC by GSK and Genelabs relating to the tender offer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these materials by contacting the Information Agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free) or the Investor Relations departments of GSK or Genelabs.

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